SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of January, 2006

Copa Holdings, S.A.
(Translation of Registrant’s Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Copa Holdings to Present at the JPMorgan Airline, Aerospace,
and Airfreight Conference on February 22, 2006

          PANAMA CITY, Feb. 17 /PRNewswire-FirstCall/ -- Copa Holdings, S.A. (NYSE: CPA) has been invited to present at the JPMorgan Airline, Aerospace and Airfreight Conference. JPMorgan will webcast the live presentation, and a link to this webcast will be available on our website. Details of the audio webcast are as follows:

Date:	Wednesday, February 22, 2006

Time:	1:40 p.m. Eastern Time

Speakers:	Pedro Heilbron, Chief Executive Officer Victor Vial, Chief Financial Officer

Web Address:	http://www.copaair.com/investor/default.aspx

          Listeners should access the website several minutes prior to the scheduled start time, allowing sufficient time to register and download and install any necessary software.  If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website for 90 days after the conference.

          About Copa Holdings:

          Copa Holdings, through its Copa Airlines and AeroRepublica operating subsidiaries, is a leading Latin American provider of passenger and cargo service.  Copa Airlines currently offers approximately 80 daily scheduled flights to 30 destinations in 20 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through codeshare agreements with Continental Airlines and other airlines.  AeroRepublica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through daily flights from Medellin and Cartagena.

          CPA-G

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.

(Registrant)
Date: 02/17/2006
	By:	/s/ Victor Vial

	Name:	Victor Vial
	Title:	CFO